Clearway Energy, Inc.

Clearway Energy LLC

300 Carnegie Center, Suite 300

Princeton, NJ 08540

clearwayenergy.com

September 15, 2022

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street N.E.

Washington, D.C. 20549

Attn:	Karl Hiller, Branch Chief
John Cannarella, Staff Accountant

Re:	Clearway Energy, Inc.
Form 10-K for the Fiscal Year ended December 31, 2021 Filed February 28, 2022
File No. 001-36002

Dear Mr. Hiller and Mr. Cannarella:

We hereby respond to the comments made by the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated August 31, 2022, related to the above referenced filing of Clearway Energy, Inc. This response also applies to the disclosures of Clearway Energy LLC (together with Clearway Energy, Inc., the “Company”). Since the Company and management are in possession of all the facts relating to the Company’s disclosure, we hereby acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Staff’s comments, indicated in bold, and the Company’s responses are as follows:

Form 10-K for the Fiscal Year ended December 31, 2021

General

1.       This letter includes comments on accounting and disclosure matters that also pertain to the public filings of your subsidiary, Clearway Energy LLC. Please revise the accounting and disclosures in both filings as necessary to address these concerns.

We acknowledge this statement and confirm that we will apply any revisions in response to the Staff’s comments to both Clearway Energy, Inc. and Clearway Energy LLC filings, as applicable.

Properties, page 41

2.        Please expand your disclosures to indicate the extent to which the various assets that you have listed were utilized during the period to comply with Instruction 1 to Item 102.

For example, indicate the extent to which the assets were dedicated to either capacity or energy contracts, quantify electricity production for the assets and each group (e.g. conventional, solar, wind, and thermal), and explain how electricity production from each group compares to its net generating capacity.

The Company respectfully notes that Item 102 requires the disclosure of the location and general character of the registrant’s principal physical properties, and specifically requires information that will reasonably inform investors as to the suitability, adequacy, productive capacity and extent of utilization of the principal physical properties of the registrant and its subsidiaries, to the extent the described properties are material.

The Company believes that its disclosures in Item 2 – Properties on pages 41 – 43 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (“Form 10-K”) meet the criteria in Item 102 by providing both the rated megawatts and net-owned megawatts for each material facility, along with information regarding related agreements to sell power, which provides investors the required information regarding productive capacity and extent of utilization of the facilities. If any material outages occurred, the information would be qualified by information regarding such outages impacting the facilities.

The Company also discloses the counterparty and expiration of the related contracts for each of its facilities, which the Company considers to be supplemental information related to its contracts for the sale of energy products generated by its owned facilities. The details of the Company’s contracts to sell energy products to customers is intended to supplement the data provided elsewhere in the filing, and specifically, Item 1 - Business. The Company believes that the provision of information such as the type of product sold under a contract and specific energy production on an asset-by-asset basis would be extraneous and potentially could expose the Company to a competitive disadvantage. The Company provides this information in the aggregate by reportable segment within its Form 10-K in the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) section and in Note 2, Summary of Significant Accounting Policies, to the Company’s consolidated financial statements.

Management’s Discussion and Analysis of Financial Condition and the Results of Operations Consolidated Results of Operations, page 52

3.        We note that you quantify changes in revenues that are attributable to each operating segment, as well as your hedging activities and contract amortization, and although you identify various factors underlying these changes, there is no indication of the relative significance of the factors or the effects of changes in prices and volumes.

For example, a $217 million increase for the Renewables segment is attributed to six acquisitions, the consolidation of investments, and higher wind production, with an offset of $50 million to settle certain obligations. We see that you quantify power generated and sold for the operating segments on page 50, though do not quantify amounts separately for the wind and solar resources or for acquisitions during the period.

Please expand your disclosures to indicate the extent to which such changes in revenue are attributable to the acquisitions, consolidating event, and separately to changes in both wind and solar power generation, as well as to the sale of renewable energy credits and to changes in prices to comply with Item 303(a) and (b)(2)(i) and (iii) of Regulation S-K.

In connection with these revisions, please also bifurcate the MWh generated/sold figures referenced above to quantify the metrics for your solar and wind resources.

For historical periods, the nature of the Company’s pattern of acquisitions is such that acquisition-related activity is generally the largest driver of changes in the individual line items described in the MD&A. As such, the Company has not typically disclosed individually immaterial components, but rather has provided a general description of the other key drivers. In future filings, the Company will present quantitative information detailing the total impact of acquisitions, or the consolidation of subsidiaries, if applicable, and for any other material driver of the change in results from one period to the next. If there are no other material line items to disclose, the Company may aggregate acquisition-related and other changes together in one line.

Item 303(b) provides the following instruction: “Where in the registrant’s judgment a discussion of segment information and/or of other subdivisions … of the registrant’s business would be necessary to an understanding of such business, the discussion must focus on each relevant reportable segment and/or subdivision of the business and on the registrant as a whole.” The Company applies this instruction by presenting the results of its operations by reportable segment. In prior periods, the Company’s reportable segments were Renewables, Conventional and Thermal, and after the sale of the Thermal business on May 1, 2022, the Company’s remaining reportable segments will be Renewables and Conventional. The Company provides information about its revenues by reportable segment and therefore, provides a relevant “generation sold” figure for a reader of the consolidated financial statements to understand changes in price and volume by period. The Company operates its renewable facilities in a similar manner, with the primary difference in the operations relating to the nature of the source of generation (i.e. sun, wind). Renewable generating facilities do not require fuel and are not actively dispatched by the Company. The majority of the related revenue contracts are structured in a similar way, with the counterparty often taking all available generation at a fixed price per MWh. In addition, for the Company’s renewable facilities, generation is the primary driver of the Company’s results of operations, as most of the Company’s facilities are subject to contracts with a specified price that does not significantly vary period over period. While certain of the Company’s renewable facilities are subject to merchant pricing, they do not currently represent a material amount of revenue, or material variances in revenue from one period to another. Similarly, the Company does not separately bifurcate revenues for most of the renewable energy credits (RECs) generated, as they are sold in a bundle with the related energy, as described in the Company’s notes to its consolidated financial statements. Please refer to the Company’s response to comment 5 below, which provides further information regarding RECs generated and sold. There are currently no material variances in revenue related to the sale of unbundled RECs, as revenue from the sale of unbundled RECs provided 1% of revenues for each of the years ended December 31, 2019 and 2020 and 3% for the year ended December 31, 2021.

The Company confirms that it will provide sufficient disclosure to explain all individually material variances, including those driven by individual events such as extreme weather, equipment failures and price fluctuations, which often impact a specific asset or region, rather than a specific technology type. Because the generation MWh are provided in order to supplement the related revenue figures and to facilitate the analysis of price and volume variances, the Company does not believe that providing separate figures for wind and solar will facilitate that analysis. The Company will include such information in future filings if such information provides details regarding material variances in revenue or expenses.

Financial Statements

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition, page 89

4.        We understand that you generate revenue from the sale of capacity production and sale of energy, using both conventional and renewable sources, such as solar, wind, and thermal, and from earning and selling renewable energy credits. However, your disclosures of disaggregated revenue reflects only the categories of energy, capacity, other, contract amortization, and mark-to-market for economic hedges, for the conventional, renewable, and thermal segments.

Given your disclosure on page 51, expressing uncertainty about the availability of your wind and solar resources, including an inability to predict performance due to their variable nature; and disclosures on pages 10 and 11 of differing tax incentives for wind and solar resources, it is unclear how combining the corresponding revenues would adequately depict how the nature, amount, timing, and uncertainty of revenue and cash flows from the wind and solar resources are affected by economic factors.

Provide us with a schedule showing how revenues associated with the solar and wind resources and the sale of renewable energy credits are reflected in your segment and line item details for each period; and tell us why you would not identify revenues for these additional categories to comply with FASB ASC 606-10-50-5, or to otherwise report on the significance and variability in revenues that are attributable to these resources.

The Company confirms that revenues generated by wind and solar resources, including the sale of bundled RECs, are included almost entirely within Energy revenue and that revenues from the sale of unbundled RECs are reflected within Other revenues for each period presented in the disaggregated revenue tables on pages 90-91 of the Company’s Form 10-K.

As further detailed in Note 2 and Note 17 to the Company’s consolidated financial statements, the Company earns capacity revenue from the sale of capacity for its Conventional facilities, which are paid to provide an available resource to the counterparty. These facilities provide electricity when required by the counterparty and are paid for this product when it is provided. The Company’s renewable facilities (wind and solar) typically sell energy through contracts with a counterparty, which is bundled with capacity (it typically cannot be sold in a separate contract), and often also bundled with renewable incentives. The contracts provide for compensation at a fixed rate per MWh delivered. These amounts are classified as energy revenue. The Company’s renewable facilities cannot enter a contract to separately sell capacity because capacity and energy must be sold together in most markets. Capacity revenue in the Renewables segment represents an insignificant amount of the Company’s revenue. Prior to the sale of the Thermal business on May 1, 2022, the Company’s Thermal assets sold products, including steam and chilled water, to its customers through specific contracts. Other revenues primarily represent the sale of unbundled RECs that are sold separately either to a counterparty through a contract or on a market exchange, along with other immaterial non-energy revenues. As detailed in the disaggregated revenue tables in Note 2 to the Company’s consolidated financial statements, these amounts are immaterial to total revenues. If revenues from the sale of RECs become material in future periods, the Company will add a line item to separately disclose these amounts.

Contract amortization represents the amortization of intangible assets acquired and fair valued under ASC 805 and represents the above or below market value of revenue contracts acquired. These assets or liabilities are amortized to revenue over the related contract term. Mark-to-market for economic hedges represents the unrealized losses on contracts that are derivative instruments accounted for under ASC 815. These line items are provided to reconcile to total operating revenues and are not subject to ASC 606 disclosures.

To further explain why the Company believes that no additional disaggregation is required, the Company notes that wind and solar resources are variable, due to the uncertain nature of weather patterns in the geographical regions where the Company’s renewable facilities are located. As described in the Company’s filings, and specifically, in the Risk Factors section of the Form 10-K, the Company cannot predict the weather or the impact of natural disasters or storm events on its facilities. In recent periods, some of the storm activity has had a significant impact on the Company’s results of operations and the trend disclosure noted by the Staff is intended to reflect the risk that this will continue to occur. The Company notes that significant weather events impact solar and wind facilities in the same manner, reducing availability and impacting the availability of generation to meet contractual obligations. With respect to the Company’s categorization of revenues for the purposes of meeting the disclosure requirements in ASC 606-10-50-5, the nature, timing and uncertainty of revenues and cash flows are similar for all renewable assets with similar power purchase agreements.

Additionally, while tax incentives may differ for wind and solar resources, these incentives do not affect the revenues recognized but impact the tax expense or benefit attributable to Clearway Energy, Inc. Clearway Energy LLC is a disregarded entity for tax purposes. Furthermore, as described in the Company’s notes to its consolidated financial statements, these tax incentives are often subject to allocations to tax equity investors in accordance with the provisions of related agreements for tax equity partnerships. The allocations of such incentives to the Company do not have a material impact on the Company’s results of operations and these incentives are not considered when determining the level of disaggregation of revenues required under ASC 606.

5.        We note your disclosure indicating that revenue from the sale of renewable energy credits is recognized when the related energy is generated and simultaneously delivered although you also indicate that such credits are conveyed under power purchase agreements which you are accounting for as operating leases.

As the renewable energy credits appear to represent intangible assets, tell us why you have not presented the revenues separately on page 81 to comply with Rule 5-03.1 of Regulations S-X. Please also address the guidance in FASB ASC 842-30-50-3(a)(2) and (b), 50-3A(b), and 50-12, to the extent applicable to operating leases of the renewable segment and renewable energy credits to be earned during the terms of the leases.

The Company notes that Rule 5-03.1 of Regulation S-X provides for separate revenue reporting for the net sale of tangible products, operating revenues of public utilities or others, income from rentals, revenues from services and other revenues. Substantially all of the Company’s revenues earned from the sale of renewable energy credits are related to power purchase agreements that are accounted for as operating leases. These arrangements were determined to contain a lease under ASC 840 and in connection with the adoption of ASC 842, the Company elected the practical expedient such that it did not reassess whether such arrangements contained a lease. Consistent with its historical conclusions under ASC 840, the Company considers the renewable energy credits to be an output of the underlying facility that is being leased to another entity, similar to energy, capacity and any other products from the facility. Therefore, the Company does not separately allocate revenue for the sale of the renewable energy credits, but rather the sale of the renewable energy credits is considered part of the overall lease, and therefore lease revenue, based on the combined rate per MWh described above in the response to question 4. As these arrangements remain unmodified after the adoption of ASC 842, the Company continues to consistently apply these conclusions and as a result, the sale of the renewable energy credits does not warrant separate classification under Rule 5-03.1 of Regulation S-X.

The Company provided the required disclosures under ASC 842 related to its power purchase agreements that are accounted for as leases in Notes 2 and 17 to the Company’s consolidated financial statements. Specifically, the Staff references disclosure requirements for the basis and terms and conditions of variable lease payments (ASC 842-30-50-3(a)(2)), and information about significant assumptions and judgments made in applying lease accounting guidance (ASC 842-30-50-3(b)), both of which are provided on page 90 of the Company’s Form 10-K. The Company does not provide further information regarding the nature of non-lease components (ASC 842-30-50-3A(b)), because such amounts are not material to the Company’s consolidated financial statements. The Company discloses information regarding the maturity analysis of lease payments (ASC 842-30-50-12) on page 132 in Note 17, Leases. The table does not include minimum future payments from Renewables contracts, as the Company discloses in Note 2, on page 90, that these contracts have no minimum payments and revenue is recognized when electricity is delivered. This includes the bundled contracts described above that include the sale of RECs.

As further described in our response to comment 4, the sale of RECs under a separate contract with a counterparty are currently classified within the Company’s disaggregated revenue disclosures as “Other Revenues”, as such amounts represented approximately 3% of total revenues for the year ended December 31, 2021, and approximately 1% of total revenues for each of the previous two years. Because these amounts are not material to the Company’s consolidated financial statements, no separate disclosures have been provided. The Company will provide additional disclosures as required if such amounts become material to the Company’s consolidated financial statements in future periods.

Please contact Amelia McKeithen, Assistant General Counsel, at (609) 436-9601, or me at (609) 608-1461 if you have questions regarding our responses or related matters.

Sincerely,

/s/ Sarah Rubenstein

Sarah Rubenstein
Senior Vice President and
Chief Accounting Officer

cc:	Kevin Malcarney, Esq., General Counsel, Clearway Energy, Inc. Amelia McKeithen, Esq., Assistant General Counsel, Clearway Energy, Inc.